UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Ambient Corporation

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

02318N201

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(CUSIP Number)

Keith Hughes

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 02318N201

1.	Names of Reporting Persons.

Vicis Capital, LLC

45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

10,097,083

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

10,097,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,097,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

57.8%

14.	Type of Reporting Person (See Instructions)

IA

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CUSIP No. 02318N201

1.	Names of Reporting Persons.

John Succo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

10,097,083

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

10,097,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,097,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

57.8%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 02318N201

1.	Names of Reporting Persons.

Sky Lucas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

10,097,083

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

10,097,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,097,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

57.8%

14.	Type of Reporting Person (See Instructions)

IN

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Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Ambient Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7 Wells Avenue, Newton, Massachusetts 02459.

Item 2. Identity and Background

(a)	The names of the reporting persons are Vicis Capital, LLC (“Vicis”), and each of its two members, John Succo and Sky Lucas (collectively the “Reporting Persons”). All 10,097,083 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Each of the Reporting Persons may be deemed to beneficially own such 10,097,083 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis.

(b)	The business address of each of the Reporting Persons is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. Mr. Succo is a member and the Chief Investment Officer of Vicis. Mr. Lucas is a member and the Head of Global Convertible Arbitrage of Vicis.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis is a limited liability company organized under the laws of the state of Delaware. Each of Messrs. Succo and Lucas is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired, and the Reporting Persons are deemed to own, 10,097,083 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, has acquired and disposed of the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a July 31, 2007, purchase by the Fund from the Issuer of a certain Senior Secured Convertible Promissory Note, the Fund acquired the right, until such time as the Fund’s fully diluted ownership of the Issuer is less than 10%, to designate one member of the Issuer’s Board of Directors, or, in the event that the number of directors on the Issuer’s Board of Directors is greater than five (5), the right to designate the number of members of the Issuer’s Board of Directors equal to the product (such product rounded up) of (x) the Fund’s fully diluted ownership of the Issuer, multiplied by (y) the total number of directors of the Issuer. The Fund has not designated any individual to serve as a member of the Issuer’s Board of Directors pursuant to such right at this time, though it has done so in the past.

On June 30, 2014, a member of Vicis resigned from Vicis, and as a result of such resignation each of Messrs. Lucas and Succo may be deemed to have acquired beneficial ownership of the Common Stock as of such date.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	All 10,097,083 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Each of the Reporting Persons may be deemed to beneficially own such 10,097,083 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of, in the case of Vicis, the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC, and, in the case of each of Messrs. Succo and Lucas, their membership interests in Vicis. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Each of the Reporting Persons disclaims beneficial ownership of any shares reported on this Schedule.
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The foregoing 10,097,083 shares of Common Stock represent approximately 57.8% of the Issuer’s outstanding Common Stock (based upon 17,480,977 shares of Common Stock outstanding at May 14, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014, for the quarter ended March 31, 2014).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On August 12, 2013, the Fund and the Issuer entered into a financing arrangement pursuant to a Note Purchase Agreement. Under the terms of the Note Purchase Agreement, the Fund agreed to fund up to $5,000,000 cash to the Issuer, funded in increments of $500,000 each time prior to June 30, 2014 that the Issuer certifies to the Fund that its available cash falls below $500,000, in exchange for which the Fund would receive a senior secured note (payable solely in cash and not convertible into equity securities of the Issuer) due June 30, 2014, and bearing interest at 12%. On June 27, 2014, the parties extended the financing arrangement to September 30, 2014, subject to the achievement of certain transaction milestones by the Issuer. No amounts have been funded to the Issuer pursuant to this arrangement as of the date hereof.

Item 7. Material to Be Filed as Exhibits

Ex. 99.1	Note Purchase Agreement by and between the Fund and the Issuer dated as of August 12, 2013 (Incorporated herein by reference to Exhibit 10.5 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

Ex. 99.2	Security Agreement by and between the Fund and the Issuer dated as of August 12, 2013 (Incorporated herein by reference to Exhibit 10.6 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

Ex. 99.3	Form of Senior Secured Note ((Incorporated herein by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013)

Ex. 99.4	First Amendment to the Note Purchase Agreement by and between the Fund and the Issuer, dated as of June 27, 2014

Ex. 99.5	Joint Filing Agreement and Power of Attorney among Vicis Capital, LLC, Vicis Capital Master Fund, John Succo, and Sky Lucas

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

July 15, 2014

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Date

By:	/s/ Andrew Comito
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Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.

JOHN SUCCO

July 15, 2014

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Date

By:	/s/ Andrew Comito
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Andrew Comito, as power of attorney for John Succo

SKY LUCAS

July 15, 2014

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Date

By:	/s/ Andrew Comito
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Andrew Comito, as power of attorney for Sky Lucas

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